July 21, 2008

VIA EDGAR

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

Colombia Goldfields Ltd.'s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A

Dear Ms. Parker:

Colombia Goldfields Ltd. (the "Company") filed today, by way of EDGAR, Amendment No. 1 to its Preliminary Proxy Statement on Schedule 14A. This amendment reflects the changes detailed in our letter dated July 7, 2008 in response to your letter dated June 27, 2008. In addition, please note that this amendment also reflects comments received from the Toronto Stock Exchange, the exchange upon which the Company's shares of common stock are listed.

Please contact me at (416) 360-2967 should you have any questions.

Best regards,

/s/ Christopher J. Cummings

Christopher J. Cummings

cc:

Sean Donahue
    Securities and Exchange Commission

James Kopperson
    Colombia Goldfields Ltd.

Lonnie Kirsh
    Kutkevicius Kirsh, LLP

Shane Smyth
    Shearman & Sterling LLP